CIENA®

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ONI Systems™

Filed by ONI Systems, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No. 0-30633
Subject Company: ONI Systems Corp

CIENA and ONI Agree to Unite

Road Show Presentation

April 8 – April 12, 2002

Proxy Statement/Prospectus

Investors are urged to read the proxy statement/prospectus relating to the proposed merger that CIENA filed with the Securities and Exchange Commission because it contains important information. The proxy statement/ prospectus and other documents CIENA and ONI filed with the SEC may be obtained for free at the SEC's web site, www.sec.gov. These documents may also be obtained for free from CIENA or ONI. Requests to CIENA may be directed to CIENA, 1201 Winterson Rd., Linthicum, MD, 21090-2205, Attention: Investor Relations. Requests to ONI may be directed to 5965 Silver Creek Valley Road, San Jose, CA 95138, Attention: Investor Relations.

CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from CIENA stockholders. ONI, its directors, executive officers and certain other members of management and employees may be soliciting proxies from ONI stockholders.

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Forward-Looking Statements

This presentation includes certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this presentation include statements about future financial and operating results of CIENA and ONI on a combined basis, but are not limited to, synergies expected to be realized from the proposed CIENA/ONI transaction and the future business and opportunities of the combined company. These statements are based on our expectations and are subject to risks and uncertainties and actual results could vary materially from the expectations contained herein. The following factors, among others, could cause actual results to differ materially from those expressed or implied by the forward-looking statements: inability to obtain governmental or shareholder approvals for CIENA's acquisition of ONI, the risk that the CIENA and ONI businesses will not be integrated successfully, the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting CIENA's and ONI's business generally.

More detailed information about these and other factors is set forth in the proxy statement/prospectus and in CIENA's and ONI's filings with the Securities and Exchange Commission, including CIENA's Form 10-Q for the quarter ended January 31, 2002 and ONI's Annual Report on Form 10-K for the year ended December 31, 2001, and subsequent reports, particularly in the Management's Discussion and Analysis section and under Factors That May Affect Future Results. CIENA and ONI expressly disclaim any obligation to update their forward-looking statements whether as a result of new information, future events or otherwise.

Transaction Highlights

- All outstanding ONI common shares to be exchanged for CIENA shares at 0.7104 ratio
- ONI security holders will own approximately 24% of the combined company
- No collars
- Accretive by late calendar 2003 with expected expense and manufacturing cost synergies
- Expected closing second/third quarter calendar 2002
- Required approvals include:
  - CIENA shareholders
  - ONI shareholders
  - SEC clearance
  - Hart-Scott Rodino clearance
- CIENA to assume outstanding ONI convertibles upon close

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CIENA®

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Core Optical Networking Leader

+

ONI Systems™

Metropolitan Optical Networking Leader

A NEW CIENA®

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Next-Generation Optical Networking Leader

Agenda

- Industry dynamics
- Carrier economics
- Deal benefits

Global Optical Networking Market Is Tough Following Bubble

Artificial Market
- Readily available capital
- Vendor financing
- Vendor virtual sales to carriers
- Virtual carrier-carrier sales (IRUs)
- Lack of alternative products to efficiently handle DWDM-enabled bandwidth explosion



30000
25000
20000
15000
10000
5000
0
$Million
Bubble
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Next-Generation
Traditional ADM, DCS, Closed DWDM/ADM

2000 = $26.9B
2001 = $20.8B
2002 = $13B to $14B
2003 = ??

Real market is rooted In:
- Liberalization / privatization
- Internet / data explosion
- Productivity-enhancing technologies
- Carriers with real customers

The total optical networking market consists of both legacy and next-generation equipment. Legacy equipment includes: 1) voice-centric add/drop multiplexers; 2) closed DWDM-ADM systems; and 3) digital cross-connects. Next-generation equipment includes: 1) optical switches that can replace ADMs and/or digital cross-connects; 2) open longhaul DWDM systems; 3) regional/metro DWDM systems; and 4) data-centric metro switches / multi-service access devices.

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Carriers Taking Steps To Correct Imbalances — Tackling Capex First


24 North American Carriers
2000:
CAPEX: 255%
OPEX: 150%
Sales: 137%
Profit: 105%
2001:
CAPEX: 226%
OPEX: 165%
Sales: 144%
Profit: 117%
2002E:
OPEX: 152%
CAPEX: 150%
Sales: 142%
Profit: 119%
Percentage Growth Since 1996
300%
250%
200%
150%
100%
50%
0%
1996
1997
1998
1999
2000
2001
2002E
Sales
Gross Profit
CAPEX
OPEX

Incumbents Likely to Represent Larger Portion Of Capital Spending In 2002

Incumbent carriers probably will = ~78% of capital spending in 2002


Incumbent Carriers:
Other Carriers:
2001
30%
70%
North America
2002E
22%
78%
2001
27%
73%
International
2002E
22%
78%

Note: North America figures exclude wireless spending

Data Growth On ILEC Networks Is Like Nothing They Have Ever Seen…(US)



Watershed event—data surpassed voice on ILEC networks in Q201
VGE (Millions)
250
200
150
100
50
0
9%
15%
9%
18%
5%
10%
7%
7%
Q499
Q100
Q200
Q300
Q400
Q101
Q201
Q301
Q401
Voice Traffic
Data Traffic

Data Yr-Yr Growth	
Q401	33%
Q301	47%
Q201	50%
Q101	56%

Data traffic on NA ILEC networks grew 33% yr/yr through Q401.

Total traffic on US & European networks probably will grow 40% to 55% annually for the next couple of years, depending largely on the macro-economy

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Gap Between Data Traffic / Revenue Growth Is Widening

Data now accounts for 55% of US ILEC landline traffic…


Data:
Voice:
Q499 Voice/Data Traffic Breakout
36%
64%
Q400 Voice/Data Traffic Breakout
52%
48%
Q401 Voice/Data Traffic Breakout
45%
55%

Gap Between Data Traffic / Revenue Growth Is Widening

Data now accounts for 55% of US ILEC landline traffic… but only accounts for 22% of US ILEC voice + data revenues.



Data:
Voice:
Q499 Voice/Data Traffic Breakout
36%
64%
Q400 Voice/Data Traffic Breakout
52%
48%
Q401 Voice/Data Traffic Breakout
45%
55%
Q499 Voice/Data Revenue Breakout
16%
84%
Q400 Voice/Data Revenue Breakout
20%
80%
Q401 Voice/Data Revenue Breakout
22%
78%

Carrier Economics

Cost of Acquisition

- Improve functionality
- Consolidate functionality
- Use fewer vendors

Cost of Operation

- Increase network automation
- Require fewer network elements
- Use less space and power
- Unify network management
- Use fewer vendors

Revenue

- Generate data revenue
- Improve bandwidth mgmnt
- Enable quality of service
- Create new services
- Provide broader range of services

Increasing Network Automation


Routers
DCS
ADM
DWDM
Fiber



CIENA
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Increasing Network Automation


Routers
Automated
DCS
ADM
STATIC
DWDM
Fiber

Legacy Network



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Increasing Network Automation


Routers
Automated
CoreDirector
+
MetroDirector
DWDM
STATIC
Fiber

Network with CoreDirector™ & MetroDirector™

Increasing Network Automation


Routers
CoreDirector
+
MetroDirector
+
ONLINE
Automated
STATIC
Fiber

Network with CoreDirector™ & MetroDirector™

Adding ONI ONLINE™



CIENA®
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Offering Network-Wide Solutions


ONI OnWave™
CIENA MetroDirector™
CIENA CoreDirector™
CPE
Access
Metro
Regional/LH
Edge
Aggregation Office
Small/Medium
Tall Shiny
ADM Small
ADM Large
ADM CPE
CWDM
DWDM
DWDM
OXC /BWM
LH DWDM
ONI ONLINE 2500
ONI ONLINE 7000/9000
CIENA CoreStream™

Expanding Service Applications


Geography
Regional
Metro Core
Metro Edge
Access
Wavelength/
Wholesale
SONET
DS1/DS3
10/100
Ethernet
Gigabit
Ethernet
SAN
Service

Expanding Service Applications


Geography
Regional
Metro Core
Metro Edge
Access
CIENA CoreStream
CIENA CoreDirector
CIENA CoreDirector CI™
CIENA Multiwave Metro
CIENA MetroDirector
CIENA MultiWave Metro
Wavelength/ Wholesale
SONET DS1/DS3
10/100 Ethernet
Gigabit Ethernet
SAN
Service

Expanding Service Applications

Geography ↕ / Service ↔	Wavelength/ Wholesale	SONET DS1/DS3 · 10/100 Ethernet	Gigabit Ethernet · SAN
Regional	CIENA CoreStream	CIENA CoreDirector	CIENA CoreStream+ ONI ONWAVE
Metro Core	ONI ONLINE *7000, 9000*	CIENA CoreDirector CI™	ONI ONLINE *7000, 9000*
Metro Edge	CIENA Multiwave Metro	CIENA MetroDirector	CIENA MultiWave Metro
Access	ONI ONLINE *2500*	CIENA MetroDirector	ONI ONLINE *2500*

Geography

Service

Offering Network-Wide Solutions


Ranked by Estimated Optical Revenue In CY 2001
Legacy Systems
Next-Generation Systems
Alcatel
Lucent
Nortel
Fujitsu
The New CIENA
Marconi
Tellabs
NEC
Siemens
Cisco
Global Service & Support
Regional Service & Support
Corvis
Corvis
Sycamore
Tellium
DCS
SONET/ SDH ADMs
Closed LH DWDM
Open LH DWDM
Band/ Wavelength Switch
Extended LH DWDM
Metro Core DWDM
Metro Access/ Edge DWDM
Next-Gen Metro/Edge Device
Intelligent Core Switch
Intelligent Regional Switch

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Deal Benefits

– Larger addressable Metro market for CIENA
– Customer diversification
– Revenue enhancement
– Cost synergies

Metropolitan Transport Market Space

Regional Core
(Support distances up to 400km w/o regen)

Distributed Traffic Pattern (BLSR Rings or Mesh)

Metro Core
(Support distances up to 120km w/o regen)

Distributed Traffic Pattern (BLSR Rings or Mesh)

Metro Access
(up to 60km)

Hubbed Traffic Pattern (UPSR Rings)

Metro Edge
(up to 20km)

Hubbed Traffic Pattern (UPSR Rings or Linear)

Metropolitan Transport Market Space



Multiwave Metro™
Regional Core
(Support distances up to 400km w/o regen)
Metro Core
(Support distances up to 120km w/o regen)
Metro Access
(up to 60km)
Metro Edge
(up to 20km)
Distributed Traffic Pattern (BLSR Rings or Mesh)
Distributed Traffic Pattern (BLSR Rings or Mesh)
Hubbed Traffic Pattern (UPSR Rings)
Hubbed Traffic Pattern (UPSR Rings or Linear)

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Metropolitan Transport Market Space


Multiwave Metro™
ONLINE
ONLINE 7000, 9000
ONLINE 2500
Regional Core (Support distances up to 400km w/o regen)
Metro Core (Support distances up to 120km w/o regen)
Metro Access (up to 60km)
Metro Edge (up to 20km)
Distributed Traffic Pattern (BLSR Rings or Mesh)
Distributed Traffic Pattern (BLSR Rings or Mesh)
Hubbed Traffic Pattern (UPSR Rings)
Hubbed Traffic Pattern (UPSR Rings or Linear)

CIENA
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Metropolitan Transport Market Space


Integrated Transport + Switching
CoreDirector + CoreStream + OnLine
Multiwave Metro™
ONLINE
ONLINE 7000, 9000
ONLINE 2500
Regional Core (Support distances up to 400km w/o regen)
Metro Core (Support distances up to 120km w/o regen)
Metro Access (up to 60km)
Metro Edge (up to 20km)
Distributed Traffic Pattern (BLSR Rings or Mesh)
Distributed Traffic Pattern (BLSR Rings or Mesh)
Hubbed Traffic Pattern (UPSR Rings)
Hubbed Traffic Pattern (UPSR Rings or Linear)

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Customer Diversification



CIENA Customer Base = 60+*
Customers in the quarter
Total Customers
70
60
50
40
30
20
10
0
Q1 '00
Q2 '00
Q3 '00
Q4 '00
Q1 '01
Q2 '01
Q3 '01
Q4 '01
Q1 '02

Including:

- AT&T
- Bell South
- Cable & Wireless
- Sprint
- Qwest
- Verizon

ONI brings 20+* new customer relationships (with product pull-thru potential) to CIENA

*Customers included in historic revenues as of January 31, 2002 for CIENA, and as of December 31, 2001 for ONI.

Revenue Enhancement

- Larger addressable Metro market for CIENA
- Cross-selling and product pull-through opportunities
- End-to-end network solution more appealing to customers
- Services focus at edge drives demand for bandwidth in core
- Enhances ability to compete for incumbent carrier business

Cost Synergies

Expected annualized opex cost savings greater than $55 - $65 million

Expected savings:

- Eliminate redundancies
  - Parallel development efforts
  - Duplicate infrastructures
- Leverage economies of scale

Additional savings created through manufacturing efficiencies

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Summary

Combining the leader in core optical networking with the leader in metro optical networking to create:

- **a new next-generation optical networking leader capable of offering end-to-end best-of-breed solutions**
- **a stronger, more formidable competitor vs. incumbent equipment providers**
- **an organization with enhanced selling potential to incumbent carriers worldwide**

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CIENA®

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ONI Systems™